UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2*)

Integrated Environmental Technologies, Ltd.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

639048 10 7

(CUSIP Number)

E. Wayne Kinsey, III
2801 Post Oak Blvd., Suite 400
Houston, Texas 77056
(713) 986-2500

with a copy to:

Barry Davis
Thompson & Knight LLP
333 Clay Street, Suite 3300
Houston, Texas 77002
(713) 654-8111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS:
Benchmark Performance Group, Inc.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 75-2140139
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) ☐
(b) ☐
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas
7	SOLE VOTING POWER:

NUMBER OF	None
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY	25,000,000
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON	None
WITH	10	SHARED DISPOSITIVE POWER:

25,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

25,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

31.62%1
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

___________________________
1 Based on 79,058,467 shares issued and outstanding as of February 10, 2009, as disclosed in IET’s 10-K filed on March 31, 2009.

1	NAMES OF REPORTING PERSONS:
E. Wayne Kinsey, III
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) ☐
(b) ☐
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States Citizen
7	SOLE VOTING POWER:

NUMBER OF	12,500
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY	25,000,000
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON	12,500
WITH	10	SHARED DISPOSITIVE POWER:

25,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

25,012,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

31.64%2
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

___________________________
2 Based on 79,058,467 shares issued and outstanding as of February 10, 2009, as disclosed in IET’s 10-K filed on March 31, 2009.

This Amendment No. 2 to Schedule 13D (this "Amendment") amends the joint Schedule 13D filed on June 6, 2008 and amended by Amendment No. 1 to Schedule 13D filed on December 23, 2008 by Benchmark Performance Group, Inc. ("Benchmark") and E. Wayne Kinsey III (the "Original Schedule 13D").

Except as provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used herein but not defined have the meanings ascribed to them in the Original Schedule 13D.

Item 1.  Security and Issuer.

No modification is made to Item 1 of the Original Schedule 13D.

Item 2.  Identity and Background.

No modification is made to Item 2 of the Original Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

No modification is made to Item of the Original Schedule 13D.

Item 4.  Purpose of Transaction.

The following is added to Item 4 of the Original Schedule 13D by adding the following at the end thereof:

As previously reported, on April 30, 2009, Benchmark made its Sixth Installment of $500,000 to IET.  Benchmark was issued 5,000,000 Shares of IET in exchange for payment of the Sixth Installment.

Item 5. Interest in Securities of the Issuer:

The information in Item 5 of the Original Schedule 13D is hereby amended in its entirety to read as follows:

(a)
As of the filing date of this Amendment, as a result of the Acquisition Agreement, as amended, Benchmark may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) shared power to vote 25,000,000 shares of common stock, which represents approximately 31.62% of the shares of common stock deemed to be outstanding pursuant to Rule 13d-1(j).  This percentage of beneficial ownership was calculated by dividing the number of shares beneficially owned by Benchmark as of April 30, 2009 by 79,058,467 shares (the number of outstanding shares of Common Stock of IET as of February 10, 2009, based upon the Issuer's Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2009).

Mr. Kinsey beneficially owns 81.4% of Benchmark.  Therefore, Mr. Kinsey may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) shared power to vote 25,000,000 shares of common stock.  Additionally, Mr. Kinsey beneficially owns 12,500 shares of common stock.  Therefore, Mr. Kinsey may be deemed to beneficially own 25,012,500 shares of common stock which represents approximately 31.64% of IET.

(b)	The Reporting Persons have shared power to vote and shared power to dispose of all of the shares beneficially owned by Benchmark.

Mr. Kinsey has sole power to vote and to dispose of the number of shares set forth on the cover page of this Amendment.

(c)	Except as set forth or incorporated herein, the Reporting Persons have not effected any transaction in the Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No modification is made to Item 6 of the Original Schedule 13D.

Item 7. Material to be filed as Exhibits.

Exhibit 1	Joint Filing Agreement (filed as Exhibit 1 to Amendment No. 1 to this Schedule 13D/A on December 23, 2008 ).

SIGNATURE

After reasonable inquiry and not to the best of the undersigned's knowledge, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2009

Benchmark Performance Group, Inc.

By:	/s/ E. Wayne Kinsey, III
E. Wayne Kinsey, III

/s/ E. Wayne Kinsey, III
E. Wayne Kinsey, III